CELCUITY INC.

16305 36th Avenue North, Suite 100

Minneapolis, MN 55446

(763) 392-0123

November 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Celcuity Inc.
Registration Statement on Form S-3
File Number: 333-281887

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Celcuity Inc., respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that the same shall become effective at 4:00 p.m. Eastern Time on December 2, 2024, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Griffin D. Foster of Faegre Drinker Biddle & Reath LLP at (317) 569-4843. Thank you for your assistance and cooperation in this matter.

Sincerely,

CELCUITY INC.

By:	/s/ Brian F. Sullivan
Brian F. Sullivan
Chief Executive Officer

cc:	Brent Eilefson, General Counsel, Celcuity Inc.
Vicky Hahne, Chief Financial Officer, Celcuity Inc.
Jonathan R. Zimmerman, Faegre Drinker Biddle & Reath LLP
Griffin D. Foster, Faegre Drinker Biddle & Reath LLP